Exhibit 99.128

KPMG LLP

PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission
The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Nova Scotia Securities Commission

Nunavut Securities Office
Ontario Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and
Insurance Services Division, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

Re: mCloud Technologies Corp. (the “Entity”)

We refer to the prospectus supplement to the short form prospectus dated April 28, 2020 of the above Entity dated July 13, 2020 relating to the sale and issue of units, each unit comprised of one common share and one-half of one common share purchase warrant of the Entity.

We, KPMG LLP, consent to being named and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated May 25, 2020 to the shareholders of the Entity on the following amended consolidated financial statements filed on June 25, 2020:

Consolidated statement of financial position as at December 31, 2019,

Consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the year then ended, and

Notes to the consolidated financial statements, including a summary of significant accounting policies

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a
Swiss entity. KPMG Canada provides services to KPMG LLP.

knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

July 13, 2020

Vancouver, Canada

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